[redacted]

SECI 10028927 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pragma Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Park Avenue South, 20th floor
(No. and Street)

New York	New York	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina 917-484-8307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pragma Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

JODI LU BALDASSANO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BA6209919
Qualified in Queens County
Commission Expires August 3, 2013

2/23/10

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAGMA SECURITIES, LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
Pragma Securities, LLC

We have audited the accompanying statement of financial condition of Pragma Securities, LLC, a wholly-owned subsidiary of Pragma Weeden Holdings, LLC, as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pragma Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

New York, New York
February 24, 2010

PRAGMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 7,627,151
Due from brokers	555,751
Due from Parent and affiliates	194,495
Fixed assets, net	1,731,205
Capitalized software, net	1,498,098
Restricted cash	429,166
Prepaid expenses and other assets	290,950
Total	$ 12,326,816

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$ 2,776,909
Due to affiliate	1,008,080
Accrued expenses and other liabilities	495,806
Deferred rent	264,083
Total	4,544,878
Member's equity	7,781,938
Total	$ 12,326,816

See Notes to Statement of Financial Condition.

Note 1 - Organization and nature of business:

Pragma Securities, LLC (the "Company"), a New York Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation.

Prior to 2009, the Company's members also owned an affiliated company, Pragma Financial Systems LLC ("PFS") which provided the use of its algorithmic trading software to the Company, for a fee.

Weeden Investors, L.P. ("WILP") is the parent company of Weeden & Co., L.P. ("Weeden"). Weeden has a commission-sharing agreement with the Company whereby the Company supplies algorithmic trading software to Weeden in exchange for the net commissions derived from Weeden's customers' usage of the Company's algorithmic trading system. The Company also charges Weeden a fee, on a per-share basis, for Weeden's internal use of the software. In addition, prior to 2009, WILP had an ownership interest in the Company of approximately 15% and an ownership interest in PFS of approximately 5%.

In December 2008, certain members of the Company other than WILP (the "Continuing Members"), and the Continuing Members of PFS formed Pragma Group Investors LLC ("PGI") for the purpose of PGI becoming the Parent of the Company and PFS.

In December 2008, WILP and PGI formed Pragma Weeden Holdings LLC ("PWH" or the "Parent").

Effective January 1, 2009, the Continuing Members of the Company and the Continuing Members of PFS contributed their ownership interests in the Company and in PFS to PGI.

Effective January 1, 2009, PGI contributed (i) its 85% ownership in the Company and (ii) its 95% ownership in PFS to PWH and WILP contributed (i) its 15% ownership in the Company, (ii) its 5% ownership in PFS, (iii) cash and (iv) various equipment to PWH. These transactions (the "Reorganization") resulted in (i) PGI and WILP each owning 50% of PWH, and (ii) the Company and PFS becoming wholly-owned subsidiaries of PWH. The formation of PWH did not result in a change in the historical carrying values of the assets and liabilities contributed to PWH nor the historical carrying values of assets and liabilities of the Company.

Effective January 1, 2009, the business, employees and most of the assets of PFS were transferred to the Company. As a result, the Company became the primary operating entity of PWH and PFS became an inactive subsidiary of PWH.

Note 2 - Significant accounting policies:

Presentation of statement of financial condition:

While the Company does not own a direct investment in PFS, the two entities had always been under common control. As discussed above, the operations of PFS were transferred to the Company on January 1, 2009. For these reasons, the accompanying financial statements have been presented in a manner similar to a pooling of interests and, accordingly, the statement of financial condition is presented as if the operations of the Company and PFS had been combined on a historical cost basis as of December 31, 2008.

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally-insured limits. At December 31, 2009, the Company has uninsured cash and cash equivalents of $7,376,831.

Revenue recognition:

Commission income and related clearing expenses are recorded on a trade-date basis.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation of furniture, fixtures, equipment and computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Capitalized software:

The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software to be sold, leased or otherwise marketed, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

All costs incurred for research and development are charged to expense as incurred. All costs incurred subsequent to establishing technological feasibility, as defined, including coding and testing, have been capitalized as product enhancements. The Company is amortizing the capitalized software costs on a straight-line basis over a five-year period, which for accounting purposes, is the estimated economic life of the product.

Note 2 - Significant accounting policies (continued):

Capitalized software (concluded):

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2009, management determined that no impairment adjustment related to these capitalized costs was necessary.

Use of estimates:

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Stock-based compensation:

Certain employees of the Company participate in an option plan (the "PGI Option Plan") sponsored by PGI that provides for the granting of options to purchase membership interests in PGI to certain employees, directors and consultants, at PGI's discretion. Because the Company is the sole beneficiary of the services provided by these employees, the Company records the related compensation expense. GAAP for share-based payments requires all share-based payments to employees, including grants of employee stock options, to be recognized in earnings as an operating expense, based on their fair values, with an offsetting entry to member's equity. The deferred cost is recognized as compensation expense over the service period, which would normally be the vesting period of the options.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. However, PWH is subject to New York City unincorporated business tax ("UBT") on partnerships operating in New York City. For accounting purposes, the UBT expense, as calculated using the NYC allocation factor, is pushed down to the Company as it is PWH's primary operating entity. Deferred income taxes are not material.

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009. The Company's U.S. Federal and state income tax returns prior to fiscal year 2006 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 2 - Significant accounting policies (concluded):

Income taxes (concluded):

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the balance sheet.

Subsequent events:

The Company has evaluated subsequent events through February 24, 2010, which is the date the statement of financial condition was available to be issued.

Note 3 - Due from brokers:

Amounts due from brokers represent commissions receivable relating to the use of the Company's algorithmic trading software. Due from brokers is stated at the amount that management expects to collect on the outstanding balances.

The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of amounts due from brokers as of December 31, 2009, management determined that an allowance for doubtful accounts is not necessary.

Note 4 - Fixed assets:

At December 31, 2009, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation	Net Book Value
Computer equipment	$1,795,941	$334,113	$1,461,828
Computer software	107,205	18,086	89,119
Furniture, fixtures and equipment	94,440	18,377	76,063
Leasehold improvements	111,469	7,274	104,195
Totals	$2,109,055	$377,850	$1,731,205

Note 5 - Capitalized software:

At December 31, 2009, the Company has $2,178,143 of capitalized software, $941,571 of which was capitalized during the year ended December 31, 2009. Accumulated amortization of capitalized software as of December 31, 2009 is $680,045.

Capitalized software consists of the portion of employees' salaries and benefits relating to their coding, testing and other work done after establishing technological feasibility. The balance of these employees' salaries and benefits are related to research and development prior to establishing technological feasibility. Accordingly, these costs are expensed as incurred.

Similarly, the fees paid to Silver Jag Consulting LLC ("SJC") (see Note 8) are related to product development and research prior to establishing technological feasibility.

Note 6 - Member's equity:

As part of the Reorganization, effective January 1, 2009, PWH contributed $40,068 of computer equipment.

Note 7 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

In March 2009, the Company applied for and received permission from FINRA to use the alternative method to calculate its minimum net capital requirement. The alternative method requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. The alternative method election is irrevocable. At December 31, 2009, the Company had regulatory net capital of $5,262,814, which was $5,012,814 in excess of its required minimum regulatory net capital of $250,000.

Note 8 - Related party transactions:

The Company has a commission-sharing agreement with Weeden which was modified in connection with the Reorganization. The agreement provides that the Company supplies the use of its algorithmic trading software to Weeden's customers in exchange for the net commissions derived from Weeden's customers' usage of the Company's algorithmic trading system. The Company also charges Weeden a fee per share for Weeden's internal use of the software.

As of December 31, 2009, the Company has a receivable from Weeden in the amount of $116,982, which is reflected in due from Parent and affiliates in the statement of financial condition. The remaining balance of due from parent and affiliates is due from PWH and an affiliate.

Note 8 - Related party transactions (concluded):

The Company leases its Connecticut office space from an affiliate of Weeden pursuant to a lease agreement which expires on December 31, 2012. The Company also leases various other office space from an affiliate of Weeden on a month to month basis. As of December 31, 2009, there was no payable due to Weeden or its affiliate relating to office rental.

Certain members of PGI formed Silver Jag Consulting LLC ("SJC"), a consulting firm that provides electronic trading industry research and product development services to the Company. The agreement between SJC and the Company, which became effective February 1, 2009, as amended, provides SJC with a fee equal to 20% of the Company's Retained Revenues, as defined, payable quarterly in arrears. The fee is limited to $6,700,000 per year and $20,000,000 in aggregate, over the term. The term of this agreement is through the earlier of December 31, 2014 or when the aggregate fees reach $20,000,000. As of December 31, 2009, the Company had accrued fees payable to SJC, pursuant to this agreement, in the amount of $1,008,080 which is reflected in due to affiliate in the statement of financial condition.

The Company subleases a portion of one of its offices to SJC on a month to month basis.

Note 9 - Commitments:

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through March 12, 2014. One of the leases has provisions for escalations based on specified increases in costs incurred by the landlord. Minimum lease payments, exclusive of escalation charges, are as follows:

Year Ending December 31:	Lease Commitment
2010	$1,357,000
2011	1,355,000
2012	1,355,000
2013	855,000
2014	178,125
Total	$5,100,125

Deferred rent of $264,083 represents the difference between rent payable calculated over the life of the lease on a straight-line basis (net of lease incentives) and rent payable on a cash basis.

Note 9 - Commitments (concluded):

At December 31, 2009, the Company has an unused letter of credit in the amount of $427,500 which is collateralized by $429,166 in a bank savings account and reflected as restricted cash on the statement of financial condition. The letter of credit is used as collateral for the lease for the Company's office space located in New York City. Pursuant to the lease agreement, the requirement to maintain this letter of credit facility expires on May 12, 2014.

Note 10- Employee incentive plans:

Certain employees of the Company participate in the PGI Option Plan sponsored by PGI that provides for the granting of unit options to purchase membership interests in PGI to certain employees, directors and consultants, at its discretion.

The options issued under the PGI Option Plan have various vesting periods ranging from 26-48 months, each expiring 12 months after the employee's termination date. The unit options were valued by PGI as of the date of grant, using the Black-Scholes formula, with a weighted average volatility of 32.2% and a term of four years. As of December 31, 2009, the PGI Plan had 15,000 unit options outstanding, each with an exercise price of $132.59, of which 7,250 unit options were exercisable. As of December 31, 2009, the total nonvested cost not yet recognized was $29,833.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Pragma Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of Pragma Securities, LLC (the "Company") for the period from April 1, 2009 to December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's detailed general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared the adjustments reported on line 2(c)(3) on Form SIPC-7T to a schedule provided to us by the Company and correspondence from the other SIPC members to which commissions were paid, noting no differences; compared the adjustments reported on line 2(c)(9) with a schedule provided to us by the client and other supporting documentation, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Read line 2C on page 1 of Form SIPC-7T and observed there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 24, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067016 FINRA DEC
PRAGMA SECURITIES LLC 5*5
360 PARK AVE S 20TH FL
NEW YORK NY 10010-1710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SALVATORE GIARDINA - 917-484-8307

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 63,226

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (25,579)

7/29/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 37,647

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 37,647

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 37,647

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PRAGMA SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 23rd day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9 Code 4030)	$ 26,155,519
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	843,359
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 21,893	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	21,893
Total deductions	865,252
2d. SIPC Net Operating Revenues	$ 25,290,267
2e. General Assessment @ .0025	$ 63,226 (to page 1 but not less than $150 minimum)

Pragma Securities, LLC
(A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2009